Vegan Sunday Supper, Inc. (the “Company”) a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

*Unaudited*

# Balance Sheet
## Sunday Supper
### As of December 31, 2024

| Distribution account | Total |
|---|---|
| Assets | |
| Current Assets | |
| Bank Accounts | |
| Citibank Checking | 0.00 |
| Wells Fargo Business Checking | 8,765.69 |
| **Total for Bank Accounts** | **$8,765.69** |
| Accounts Receivable | |
| Accounts receivable | 20,019.93 |
| **Total for Accounts Receivable** | **$20,019.93** |
| Other Current Assets | |
| Advances to Suppliers | 0.00 |
| Due from factor | 29,575.66 |
| Inventory | 20,860.58 |
| Inventory Asset | 0.00 |
| Online Payments Receivable | 0.00 |
| Other Assets - Investor Contribution Services | 5,775.00 |
| Payments to deposit | 0.00 |
| Prepaid expenses | 4,376.78 |
| **Total for Other Current Assets** | **$60,588.02** |
| **Total for Current Assets** | **$89,373.64** |
| Fixed Assets | |
| Accumulated depreciation | -880.29 |
| Tools, machinery, and equipment | 1,790.35 |
| **Total for Fixed Assets** | **$910.06** |
| Other Assets | |
| Intangible Asset | 5,999.16 |
| Accumulated Amortization | -5,999.16 |
| **Total for Intangible Asset** | **$0.00** |
| **Total for Other Assets** | **$0.00** |
| **Total for Assets** | **$90,283.70** |
| Liabilities and Equity | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable | 87,277.03 |
| **Total for Accounts Payable** | **$87,277.03** |
| Credit Cards | |
| Wells Fargo Visa (5355) | 5,568.60 |
| **Total for Credit Cards** | **$5,568.60** |
| Other Current Liabilities | |
| Accrued Liabilities | 819.50 |
| Accrued Tax Payable | 1,258.00 |
| Contingency Payable | 5,000.00 |
| Customer prepayments | 644.35 |
| Deferred Revenue | 0.00 |
| Due to Factor | 0.00 |
| Sales tax to pay | 617.70 |
| Short-term loans from shareholders | 147,000.00 |
| **Total for Other Current Liabilities** | **$155,339.55** |
| **Total for Current Liabilities** | **$248,185.18** |
| **Total for Liabilities** | **$248,185.18** |
| Equity | |
| Additional paid in capital | 0.00 |
| Additional paid in capital - Cash | 372,940.00 |
| Additional paid in capital - Noncash | 414,710.00 |
| **Total for Additional paid in capital** | **$787,650.00** |
| Common stock | 637.79 |
| Opening balance equity | 0.00 |
| Treasury stock | -119.38 |
| Retained Earnings | -763,403.62 |
| Net Income | -182,666.27 |
| **Total for Equity** | **-$157,901.48** |
| **Total for Liabilities and Equity** | **$90,283.70** |

# Balance Sheet
## Sunday Supper
### As of December 31, 2025

| Distribution account | Total |
|---|---|
| Assets | |
| Current Assets | |
| Bank Accounts | |
| Citibank Checking | 0.00 |
| Wells Fargo Business Checking | 226,689.07 |
| **Total for Bank Accounts** | **$226,689.07** |
| Accounts Receivable | |
| Accounts receivable | 25,203.38 |
| **Total for Accounts Receivable** | **$25,203.38** |
| Other Current Assets | |
| Advances to Suppliers | 0.00 |
| Due from factor | 22,294.70 |
| Inventory | 12,472.55 |
| Inventory Asset | 33,906.00 |
| Online Payments Receivable | 0.00 |
| Other Assets - Investor Contribution Services | 5,775.00 |
| Payments to deposit | 0.00 |
| Prepaid expenses | 4,406.75 |
| **Total for Other Current Assets** | **$78,855.00** |
| **Total for Current Assets** | **$330,747.45** |
| Fixed Assets | |
| Accumulated depreciation | -1,238.37 |
| Tools, machinery, and equipment | 1,790.35 |
| **Total for Fixed Assets** | **$551.98** |
| Other Assets | |
| Intangible Asset | 5,999.16 |
| Accumulated Amortization | -5,999.16 |
| **Total for Intangible Asset** | **$0.00** |
| **Total for Other Assets** | **$0.00** |
| **Total for Assets** | **$331,299.43** |
| Liabilities and Equity | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable | 108,886.08 |
| **Total for Accounts Payable** | **$108,886.08** |
| Credit Cards | |
| Wells Fargo Visa (5355) | 1,984.79 |
| **Total for Credit Cards** | **$1,984.79** |
| Other Current Liabilities | |
| Accrued Liabilities | 1,538.00 |
| Accrued Tax Payable | 2,098.00 |
| Contingency Payable | 0.00 |
| Customer prepayments | 919.15 |
| Deferred Revenue | 0.00 |
| Due to Factor | 5,978.14 |
| Sales tax to pay | 451.95 |
| Short-term loans from shareholders | 225,130.97 |
| **Total for Other Current Liabilities** | **$236,116.21** |
| **Total for Current Liabilities** | **$346,987.08** |
| **Total for Liabilities** | **$346,987.08** |
| Equity | |
| Additional paid in capital | 0.00 |
| Additional paid in capital - Cash | 647,940.00 |
| Additional paid in capital - Noncash | 414,710.00 |
| **Total for Additional paid in capital** | **$1,062,650.00** |
| Common stock | 637.79 |
| Opening balance equity | 0.00 |
| Treasury stock | -119.38 |
| Retained Earnings | -946,069.89 |
| Net Income | -132,786.17 |
| **Total for Equity** | **-$15,687.65** |
| **Total for Liabilities and Equity** | **$331,299.43** |

Vegan Sunday Supper, Inc.
Income Statement

| Income Statement | Year Ended Dec, 2024 |
| --- | --- |
| Revenue - net | $181,455.00 |
| Cost of revenue | $164,536.00 |
| Gross profit/loss | **$16,919.00** |
| Operating expenses | $180,566.00 |
| Operating profit/loss | **-$163,647.00** |
| Other income/expense | $19,019.00 |
| Net profit/loss | **-$182,666.00** |

*Unaudited*

# Profit and Loss
## Sunday Supper
### January-December, 2025

| Distribution account | Total |
|---|---|
| Income | |
| Sales - DTC | 3,370.01 |
| Sales Discounts - DTC | -168.46 |
| Sales Returns - DTC | -35.00 |
| Shipping Income - DTC | 1,785.00 |
| **Total for Sales - DTC** | **$4,951.55** |
| Sales - Retail | 272,809.76 |
| Chargebacks - Kehe | -9,768.29 |
| Chargebacks - UNFI | -75,224.33 |
| Sales Allowances - Retail | -1,542.98 |
| Sales Discounts - Retail | -9,213.23 |
| Shipping Income - Retail | 988.11 |
| **Total for Sales - Retail** | **$178,049.04** |
| **Total for Income** | **$183,000.59** |
| Cost of Goods Sold | |
| Cost of Goods Sold | 0.00 |
| Cost of Goods Sold - DTC | 5,407.10 |
| Cost of Goods Sold - Marketing Services | 1,682.00 |
| Cost of Goods Sold - Retail | 179,065.28 |
| Returns and Spoils | 2,237.13 |
| **Total for Cost of Goods Sold - Retail** | **$181,302.41** |
| Freight in - COGS | 6,189.47 |
| Research and Development - COGS | 255.53 |
| **Total for Cost of Goods Sold** | **$194,836.51** |
| **Gross Profit** | **-$11,835.92** |
| Expenses | |
| Advertising & marketing | 2,600.00 |
| Asset Production | 4,766.75 |
| Events | 4,331.26 |
| Samples | 967.74 |
| **Total for Advertising & marketing** | **$12,665.75** |
| Business licenses | 1,231.80 |
| Commissions & fees | 10,934.54 |
| Depreciation | 358.08 |
| General business expenses | |
| Bank fees & service charges | 754.00 |
| Lab Testing Fees | 159.00 |
| Memberships & subscriptions | 682.00 |
| **Total for General business expenses** | **$1,595.00** |
| Interest paid | 2,242.33 |
| Legal & accounting services | |
| Accounting fees | 14,001.20 |
| Legal Fees | 5,240.00 |
| **Total for Legal & accounting services** | **$19,241.20** |
| Meals | |
| Travel meals | 125.40 |
| **Total for Meals** | **$125.40** |
| Office expenses | |
| Merchant account fees | 37.68 |
| Software & apps | 10,045.28 |
| **Total for Office expenses** | **$10,082.96** |
| Penalty Expense | 18.52 |
| QuickBooks Payments Fees | 33.43 |
| Selling Expenses | 270.00 |
| Consultation Fees | 37,000.00 |
| Handling Expense | 4,342.28 |
| Shipping & postage | 8,888.50 |
| **Total for Selling Expenses** | **$50,500.78** |
| Shopify fees | 168.51 |
| Supplies | |
| Supplies & materials | 495.00 |
| **Total for Supplies** | **$495.00** |
| Taxes paid | 26.33 |
| Business Income Tax | 2,519.05 |
| Franchise Tax | 456.00 |
| **Total for Taxes paid** | **$3,001.38** |
| Travel | 253.05 |
| Airfare | 450.96 |
| Taxis or shared rides | 99.98 |
| Vehicle rental | 203.92 |
| **Total for Travel** | **$1,007.91** |
| Vehicle expenses | |
| Vehicle gas & fuel | 636.06 |
| **Total for Vehicle expenses** | **$636.06** |
| Warehousing Expense | 8,862.95 |
| **Total for Expenses** | **$123,201.60** |
| **Net Operating Income** | **-$135,037.52** |
| Other Income | |
| Interest earned | 1.35 |
| Other Income | 2,250.00 |
| **Total for Other Income** | **$2,251.35** |
| **Net Other Income** | **$2,251.35** |
| **Net Income** | **-$132,786.17** |

# Statement of Cash Flows

## Sunday Supper

### January 1-December 31, 2025

| Full name | Total |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -132,786.17 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Payable | 21,609.05 |
| Accounts receivable | -5,183.45 |
| Accrued Liabilities | 718.50 |
| Accrued Tax Payable | 840.00 |
| Accumulated depreciation | 358.08 |
| Advances to Suppliers | 0.00 |
| Contingency Payable | -5,000.00 |
| Customer prepayments | 274.80 |
| Deferred Revenue | 0.00 |
| Due from factor | 7,280.96 |
| Due to Factor | 5,978.14 |
| Inventory | 8,388.03 |
| Inventory Asset | -33,906.00 |
| Online Payments Receivable | 0.00 |
| Prepaid expenses | -29.97 |
| Sales tax to pay | -165.75 |
| Short-term loans from shareholders | 78,130.97 |
| Wells Fargo Visa (5355) | -3,583.81 |
| **Total for Adjustments to reconcile Net Income to Net Cash provided by operations:** | **$75,709.55** |
| **Net cash provided by operating activities** | **-$57,076.62** |
| INVESTING ACTIVITIES | |
| FINANCING ACTIVITIES | |
| Additional paid in capital:Additional paid in capital - Cash | 275,000.00 |
| Opening balance equity | 0.00 |
| **Net cash provided by financing activities** | **$275,000.00** |
| **NET CASH INCREASE FOR PERIOD** | **$217,923.38** |
| **Cash at beginning of period** | **$8,765.69** |
| **CASH AT END OF PERIOD** | **$226,689.07** |

# Statement of Cash Flows

## Sunday Supper

### January 1-December 31, 2024

| Full name | Total |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -182,666.27 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Payable | 62,937.03 |
| Accounts receivable | -19,049.37 |
| Accrued Liabilities | -44.62 |
| Accrued Tax Payable | 1,258.00 |
| Accumulated depreciation | 358.08 |
| Advances to Suppliers | 0.00 |
| Contingency Payable | -28,259.66 |
| Customer prepayments | 358.86 |
| Deferred Revenue | 0.00 |
| Due from factor | -29,575.66 |
| Due to Factor | -2,689.97 |
| Intangible Asset:Accumulated Amortization | 4,999.30 |
| Inventory | -16,922.44 |
| Online Payments Receivable | 0.00 |
| Other Assets - Investor Contribution Services | 4,225.00 |
| Prepaid expenses | -4,196.78 |
| Sales tax to pay | 31.02 |
| Short-term loans from shareholders | 112,000.00 |
| Wells Fargo Visa (5355) | -85.48 |
| **Total for Adjustments to reconcile Net Income to Net Cash provided by operations:** | **$85,343.31** |
| **Net cash provided by operating activities** | **-$97,322.96** |
| INVESTING ACTIVITIES | |
| FINANCING ACTIVITIES | |
| Additional paid in capital:Additional paid in capital - Cash | 18,000.00 |
| Opening balance equity | 0.00 |
| **Net cash provided by financing activities** | **$18,000.00** |
| **NET CASH INCREASE FOR PERIOD** | **-$79,322.96** |
| **Cash at beginning of period** | **$88,088.65** |
| **CASH AT END OF PERIOD** | **$8,765.69** |

# Vegan Sunday Supper, Inc.

## Statement of Changes in Stockholders' Equity

### For the Years Ended December 31, 2025 and December 31, 2024

| Account | 2025 | 2024 |
| --- | --- | --- |
| **Opening Balance of Stockholders' Equity** | $(157,901) | $6,765 |
| | | |
| **Common Stock** | | |
| Beginning balance | $638 | $638 |
| Issuance of common stock | — | — |
| Ending balance | $638 | $638 |
| | | |
| **Treasury Stock** | | |
| Beginning balance | $(119) | $(119) |
| Repurchase of stock | — | — |
| Ending balance | $(119) | $(119) |
| | | |
| **Additional Paid-in Capital - Cash** | | |
| Beginning balance | $372,940 | $354,940 |
| SAFE investments received | $275,000 | $18,000 |
| Ending balance | $647,940 | $372,940 |
| | | |
| **Additional Paid-in Capital - Noncash** | | |
| Beginning balance | $414,710 | $414,710 |
| Non-cash contributions | — | — |
| Ending balance | $414,710 | $414,710 |
| | | |

| Account | 2025 | 2024 |
| --- | --- | --- |
| **Accumulated Deficit** | | |
| Beginning balance | $(946,070) | $(763,404) |
| Prior year net loss reclassified | — | $(182,666) |
| Ending balance | $(946,070) | $(946,070) |
| | | |
| **Current Year Net Loss** | $(132,786) | $(182,666) |
| | | |
| **Closing Balance of Stockholders' Equity** | **$(15,688)** | **$(157,901)** |

## Notes to Statement of Changes in Stockholders' Equity

1. **SAFE Investments (2025):** Per the footnotes, JPA Investment Trust invested $250,000 and Holden Shannon invested $25,000, totaling $275,000 in new SAFE capital recorded in Additional Paid-in Capital - Cash.
2. **SAFE Investment (2024):** June Sauvaget invested $18,000 in October 2024.
3. **Accumulated Deficit Rollforward:** The accumulated deficit of $(946,070) at the end of 2025 equals the beginning 2024 accumulated deficit of $(763,404) plus the 2024 net loss of $(182,666).
4. **No dividends** were declared in either period.
5. **No stock-based compensation** or other comprehensive income/loss items were identified in the source documents.

---

*Prepared for management purposes. No audit assurance has been expressed.*

Vegan Sunday Supper, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

## 1. ORGANIZATION AND PURPOSE

Vegan Sunday Supper, Inc. (the "Company") is a corporation organized on October 18, 2021 under the laws of Delaware. The Company is a food company producing premium, plant-based Italian entrées and appetizers, initially launching with a viral lasagna, and scaling through retail partnerships in the frozen-food aisle.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**4. SUBSEQUENT EVENT**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

**5. RELATED PARTY TRANSACTIONS**

To date, the party has received roughly $236,000 in loans from the founder, Richard Klein. The loans are not interest bearing and have no maturity date.